Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the quarter ended May 31, 2013

Filed: July 12, 2013

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(in thousands of Canadian dollars)
(unaudited)

	May 31, 2013	August 31, 2012

ASSETS
Current
Cash and cash equivalents	$135,865	$17,665
Amounts receivable (Note 4 (a))	7,599	4,700
Prepaid expenses (Note 4 (b))	638	302
Total current assets	144,102	22,667
Restricted cash (Note 5 (a (i)))	16,700	30,512
Other assets	123	141
Performance bonds (Note 5 (a (ii)))	3,226	8,698
Exploration and evaluation assets (Note 6)	21,078	14,809
Property, plant and equipment (Note 5)	189,796	166,907
Total assets	$375,025	$243,734

LIABILITIES
Current
Accounts payable and accrued liabilities	$9,023	$7,778
Total current liabilities	9,023	7,778

Deferred income taxes	12,050	13,426
Asset retirement obligation	1,449	1,440
Total liabilities	22,522	22,644

SHAREHOLDERS' EQUITY

Share capital (Note 7)	425,790	256,312
Contributed surplus	18,593	16,934
Accumulated other comprehensive loss	(62,145)	(36,521)
Deficit	(75,291)	(55,318)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	306,947	181,407
Non-controlling interest (Note 5(a (i)))	45,556	39,683
Total Shareholders' equity	352,503	221,090
Total liabilities and shareholders' equity	$375,025	$243,734

CONTINGENCIES AND COMMITMENTS (NOTE 9)

Approved by the Board of Directors and authorized for issue on July 12, 2013
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Comprehensive Loss
(In thousands of Canadian dollars, except for share data)
(unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012

EXPENSES
General and administrative	$702	$1,083	$4,183	$4,208
Foreign exchange loss	10,686	1,897	9,166	3,343
Write down of exploration and evaluation asset	-	-	143	319
Stock compensation expense	3	20	1,166	1,960
	(11,391)	(3,000)	(14,658)	(9,830)
Finance income	1,376	959	3,947	3,121
Loss for the period	(10,015)	(2,041)	(10,711)	(6,709)
Income attributable to non-controlling interest	62	166	255	319
Loss attributable to the shareholders of Platinum Group Metals Ltd.	$(10,077)	$(2,206)	$(10,966)	$(7,028)

Other comprehensive loss
Foreign currency translation adjustment	(20,869)	(14,575)	(25,624)	(24,751)
Comprehensive loss for the period	$(30,946)	$(16,782)	$(36,590)	$(31,779)

Basic and diluted loss per common share	$(0.03)	$(0.01)	$(0.04)	$(0.04)

Weighted-average number of common shares outstanding - Basic and diluted	402,715,846	177,584,542	298,782,747	177,584,542

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)
(unaudited)

	Common shares
	without par value
			Contributed	Accumulated other		Non-controlling
	Shares	Amount	surplus	comprehensive loss	Deficit	interest	Total
Balance, September 1, 2011	177,584,542	256,312	13,816	(6,101)	(34,347)	31,568	261,248
Stock based compensation	-	-	3,072	-	-	-	3,072
Funding of non-controlling interest	-	-	-	-	(5,591)	5,591	-
Income attributable to non-controlling interest	-	-	-	-	-	319	319
Foreign currency translation adjustment	-	-	-	(24,751)	-	(2,198)	(26,949)
Net loss	-	-	-	-	(7,028)	-	(7,028)
Balance, May 31, 2012	177,584,542	256,312	16,888	(30,852)	(46,966)	35,280	230,662
Stock based compensation	-	-	46	-	-	-	46
Funding of non-controlling interest	-	-	-	-	(4,792)	4,792	-
Income attributable to non-controlling interest	-	-	-	-	-	69	69
Foreign currency translation adjustment	-	-	-	(5,669)	-	(458)	(6,127)
Net loss	-	-	-	-	(3,560)	-	(3,560)
Balance, August 31, 2012	177,584,542	256,312	16,934	(36,521)	(55,318)	39,683	221,090
Stock based compensation	-	-	1,734	-	-	-	1,734
Share issuance - financing	225,000,000	180,000	-	-	-	-	180,000
Share issuance costs	-	(10,788)	-	-	-	-	(10,788)
Issued upon the exercise of options	175,000	266	(75)	-	-	-	191
Funding of non-controlling interest	-	-	-	-	(9,007)	9,007	-
Income attributable to non-controlling interest	-	-	-	-	-	255	255
Foreign currency translation adjustment	-	-	-	(25,624)	-	(3,389)	(29,013)
Net loss	-	-	-	-	(10,966)	-	(10,966)
Balance, May 31, 2013	402,759,542	$425,790	$18,593	$(62,145)	$(75,291)	$45,556	$352,503

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of Canadian dollars)
(unaudited)

	Nine months	Nine months
	Ended	Ended
	May 31, 2013	May 31, 2012
OPERATING ACTIVITIES
Loss for the period	$(10,966)	$(7,028)
Add items not affecting cash:
Depreciation	276	291
Foreign exchange loss	9,166	3,343
Write down of exploration and evaluation asset	143	319
Stock compensation expense	1,166	1,960
Net change in non-cash working capital (Note 10)	1,256	(1,501)
	1,041	(2,616)

FINANCING ACTIVITIES
Share Issuance	180,000	-
Share Issuance costs	(10,789)	-
Share Issuance - stock options	184	-
	169,395	-

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(44,339)	(24,342)
Exploration expenditures, net of recoveries	(9,118)	(2,577)
South African VAT	(3,027)	(910)
Performance bonds	4,370	(7,096)
Investment in Mnombo	-	(158)
Restricted cash	9,738	5,232
	(42,376)	(29,851)
Net increase (decrease) in cash and cash equivalents	128,060	(32,467)
Effect of foreign exchange on cash and cash equivalents	(9,860)	(3,039)
Cash and cash equivalents, beginning of period	17,665	64,119
Cash and cash equivalents, end of period	$135,865	$28,613

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 Platinum Mine in South Africa, in which it holds a 74% working interest. A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa.

The Company is currently working with a syndicate of international banks (the “Lenders”) to complete a $260 million senior loan facility for the project. The negotiations have advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility is now subject to the negotiation and execution of definitive documentation and certain conditions precedent, including, among other things, the Company matching certain financial ratios including debt to equity for the full cost to complete, as determined by the banks at the time of draw down, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program. The Company’s ability to meet certain conditions precedent is affected by market conditions. The Company will also be responsible for its 74% share of a cost overrun facility, estimated to be between USD $50 million and USD $100 million on a 100% basis, and working capital as needed to satisfy the Lenders’ requirements. The Company will be required to fund its 74% share of Project 1 funding over and above that which is to be provided by the senior loan facility. Failure by the Company to provide its share of required funding may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries and significant investments are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership) Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership) Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership) Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership) Mnombo Wethu Consultants (Pty) Limited. (49.9% ownership)

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards and Interpretations (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting.”

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements of the Company for the year ended August 31, 2012. These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

The financial statements were approved by the Company’s Board of Directors as at July 12, 2013.

The consolidated financial statements are presented in Canadian dollars.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2012.

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a) Amounts receivable

	May 31, 2013	August 31, 2012
South African VAT	$4,269	$1,242
Other receivables	521	31
Interest receivable	948	-
Expenditure advances	1,627	3,208
Canadian harmonized sales tax	75	131
Due from related parties (Note 8)	159	88
Total amounts receivable	$7,599	$4,700

b) Prepaid expenses

	May 31, 2013	August 31, 2012

Contract prepayments	$553	$-
Insurance premiums	15	261
Miscellaneous	70	41
Total prepaids	$638	$302

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office
	assets	work-in-progress	Land	Buildings	Equipment
Cost
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948
Additions	28,058	8,042	-	-	65
Foreign exchange movement	(16,862)	(468)	(1,871)	(498)	(59)
Balance May 31, 2013	$148,789	$11,268	$12,899	$3,436	$954

Accumulated Depreciation
Balance August 31, 2012	$-	$-	$-	$223	$708
Additions	-	-	-	134	103
Foreign exchange movement	-	-	-	(28)	(44)
Balance May 31, 2013	$-	$-	$-	$329	$767

Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240
Net book value, May 31, 2013	$148,789	$11,268	$12,899	$3,107	$187

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

a)	Project 1

Project 1, which is located in the Western Bushveld region of South Africa and is currently in development, is classified as Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a reorganization executed on April 22, 2010 the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve Investments 11 (Pty) Ltd. (“Maseve”), while the remaining 26% was acquired by Wesizwe Platinum Ltd. (“Wesizwe”). In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Wesizwe’s 26% share of capital requirements. These funds are classified as restricted cash. As of May 31, 2013, the balance of restricted cash is $16,700 ($30,512 – August 31, 2012). For every $74 spent by the Company on project requirements, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs. No work was carried out on Project 3 during the period.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $45,556 at May 31, 2013 ($39,683 – August 31, 2012), is accounted for as a non-controlling interest.

ii.	Other financial information - Project 1

At May 31, 2013 the Company had $3,226 posted in cash for environmental performance guarantees in South Africa, of which approximately $3,000 relates to Project 1. The current balance is a reduction of $5,472 from the $8,698 balance at August 31, 2012. By agreement in October 2012 a third party insurer posted a bond in the amount of $6,008 (R58.5 million) to the credit of the Department of Mineral Resources (“DMR”) in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately $62 (R600,000) to the insurer as compensation.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	May 31, 2013	August 31, 2012
Canada	$5,531	$5,601
South Africa	15,547	9,208
Total exploration	$21,078	$14,809

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
	May 31,	August 31,
	2013	2012
Project 3	$3,186	$3,648

Waterberg Acquisition costs	$16	$10
Exploration and evaluation costs	18,376	7,562
Recoveries	(8,029)	(4,250)
Total Waterberg	$10,363	$3,322

Sable Acquisition costs	$8	$9
Exploration and evaluation costs	1,005	1,147
Recoveries	(1,013)	(1,156)
Total Sable	$-	$-

Warsprings Acquisition costs	$127	$137
Exploration and evaluation costs	3,375	3,870
Recoveries	(2,104)	(2,414)
Total Warsprings	$1,398	$1,593

Tweespalk Acquisition costs	$71	$74
Exploration and evaluation costs	639	742
Recoveries	(159)	(182)
Total Tweespalk	$551	$634

Other	$49	$11

Total South Africa Exploration	$15,547	$9,208

Waterberg Joint Venture

The Waterberg Joint Venture property is located due north of the town of Mokopane (formerly Potgietersrus). The property consists of a registered new order prospecting right granted by the Government of South Africa in 2009 and which expired on September 1, 2012. An application for a three year renewal together with the required supporting documentation was filed with the DMR on time and duly acknowledged by the Regional Manager for Limpopo. The holder of a prospecting right may file an application for conversion of a current prospecting right into a mining right.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the West (1 farm for 39.38km 2), North (1 farm for 62.72km 2) and East (1 farm for 16.08km 2) of the existing Waterberg Joint Venture property. In January 2013 the area under the new application to the East was added into the existing prospecting right by way of a Section 102 legal amendment. The farms to the West and North remain under applications that have been approved and accepted by the DMR.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the project for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo was required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the newly created Waterberg Joint Venture while Mnombo, a Black Economic Empowerment (“BEE”) partner, would earn the remaining 26% share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg Joint Venture (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement as described above. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since then and up to May 31, 2012 an additional USD $16.29 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s 63% share of this work for a cost of USD $10.26 million with the remaining USD $6.03 million funded by JOGMEC. As of May 31, 2013 an amount of USD $1.85 million is due and receivable from JOGMEC against its 37% share of approved joint venture work.

Waterberg Extension

During 2012 the Company also applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg Joint Venture. These extension area applications are not included in the existing joint venture. Upon grant by the DMR the new prospecting license area would cover 665km2 of which the Company would hold a direct 74% interest and Mnombo would hold a 26% interest, leaving the Company with an 86.974% effective interest. These licenses have been approved and accepted by the DMR. Permission to explore is pending the approval of the final environmental management plans and community consultation which has been completed and filed with the DMR by the Company.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately R42.0 million (approximately $6,000 in 2009) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

War Springs and Tweespalk

No work was carried out on the War Springs or Tweespalk properties during the period.

CANADA

CANADA

Properties	May 31, 2013	August 31, 2012

Ontario
Acquisition costs	$1,224	$1,224
Exploration and evaluation costs	2,537	2,659
Total Ontario	$3,761	$3,883

Providence
Acquisition costs	$106	$78
Exploration and evaluation costs	1,664	1,640
Total Providence	$1,770	$1,718

Total Canada Exploration	$5,531	$5,601

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

Thunder Bay, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88 in acquisition and exploration costs incurred to date on these properties. In the quarter ended November 30, 2012, the Company made the decision not to proceed with further work on its Right Angle and Disraeli claims. As a result the Company wrote off $143 in acquisition and exploration costs incurred to date on these properties.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property were expected to be brought to lease after a survey was completed in August 2012 and then filed with the crown. Final lease grant is pending crown approval of the survey. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78. As of May 31, 2013, the Company has spent $1,664 (August 31, 2012 - $1,640) toward exploration on the property.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value.

	(b)	Issued and outstanding

At May 31, 2013, there were 402,759,542 shares outstanding.

During the period ended May 31, 2013, the Company closed an offering of 225,000,000 shares for net proceeds to the Company of $169,212 after underwriters’ fees and estimated expenses of the offering.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired/Forfeited	(1,845,000)	2.29
Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.97
Exercised	(175,000)	1.05
Expired/Forfeited	(1,285,000)	3.31
Options outstanding at May 31, 2013	16,108,500	$1.58

	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
price	2013	Life (Years)	2013
0.96	3,424,000	4.50	3,424,000
1.00	25,000	4.25	25,000
1.03	35,000	4.50	35,000
1.05	100,000	5.00	100,000
1.20	100,000	3.75	100,000
1.30	3,659,000	3.50	3,659,000
1.38	75,000	3.75	75,000
1.40	992,000	0.95	992,000
1.60	1,017,000	0.25	1,017,000
2.05	3,839,000	2.96	3,839,000
2.10	2,392,500	2.49	2,392,500
2.20	50,000	1.85	50,000
2.41	100,000	0.75	100,000
2.36	250,000	0.61	250,000
2.57	50,000	1.85	50,000
	16,108,500	2.05	16,108,500

The stock options outstanding have an intrinsic value of $275 at May 31, 2013.

During the nine months ended May 31, 2013, the Company granted 3,809,000 stock options (May 31, 2012 – 4,329,000). The Company recorded $1,750 ($1,166 expensed and $584 capitalized to development costs) of compensation expense relating to stock options granted in this period, which vested immediately and vesting of previously granted stock options (May 31, 2012 - $3,072 ($1,960 expensed and $1,112 capitalized to mineral properties)).

During the nine months ended May 31, 2013, 175,000 stock options were exercised for total proceeds of $184.

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the nine months ended May 31, 2013:

	May 31, 2013	May 31, 2012
Risk-free interest rate	1.34%	1.44%
Expected life of options	3.5	3.5
Annualized volatility	64%	83%
Forfeiture rate	3%	3%
Dividend rate	0.00%	0.00%

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the nine months ended May 31, 2013, $102 (May 31, 2012 - $134) was paid to independent directors for directors fees and services. At May 31, 2013, $nil was included in accounts payable (May 31, 2012 - $nil).

(b)

During the nine months ended May 31, 2013, $488 (May 31, 2012 - $515) was paid to non- independent directors for directors fees and services. At May 31, 2013, $nil was included in accounts payable (May 31, 2012 - $nil).

(c)

During the nine months ended May 31, 2013, the Company accrued or received payments of $77 (May 31, 2012 - $77) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $15 (May 31, 2012 - $94) due from WKM.

(d)

During the nine months ended May 31, 2013, the Company accrued or received payments of $80 (May 31, 2012 - $112) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $131 (May 31, 2012 – $14) due from NE.

(e)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the nine months ended May 31, 2013 the Company accrued or paid Anthem $138 under the office lease agreement (May 31, 2012 - $81).

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value amount, which is the consideration established and agreed to by the noted parties.

9.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $1,604 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $133 over the next 3 years.

The Company pays annual prospecting fees to the vendors of Tweespalk and Warsprings of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company made a commitment of $60 for the annual fees to August 31, 2016 subject to the DMR approving filed extensions to the prospecting rights.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,605 at May 31, 2013) to fiscal 2014. The Company has paid R51.71 million ($5,310 at May 31, 2013), therefore R90.51 million ($9,295 at May 31, 2013) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

Tenders for the Primary Mill components have been adjudicated and orders have now been placed resulting in a commitment of R69.60 million ($7,148 at May 31, 2013) over the next two years.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

From period end the aggregate commitments are as follows:

Payments by period in Canadian Dollars

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
Payments (War Springs & Tweespalk)(1)	$15,552	$31,104	$15,552	-	$62,208
Lease Obligations	268,087	305,487	397,800	632,400	1,603,774
Eskom–Power(2)	9,295,247	-	-	-	9,295,247
Magalies Water	5,237,700	9,345,700	-	-	14,583,400
Insurance contracts	133,223	-	-	-	133,223
Mill & Concentrator Plant	13,393,033	3,334,393	-	-	16,727,426
Mining Equipment	10,745,192	-	-	-	10,745,192
Other Property Expenditures	6,057,703	5,573	-	-	6,063,276
Totals	$45,145,737	$13,022,257	$413,352	$632,400	$59,213,746

Explanatory Notes:

(1)

The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company is scheduled to receive connection and service for a 10MVA construction power supply in 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand total 90,508,735 ($9,295,247 at May 31, 2013).

10.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Nine months ended	Nine months ended
	May 31, 2013	May 31, 2012
Amounts receivable, prepaid expenses and other assets	$(34)	$(571)
Accounts payable	1,290	(930)
	$1,256	$(1,501)

11.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the quarter ended May 31, 2013
(in thousands of Canadian dollars)

Assets

	May 31,	August 31,
	2013	2012

Canada	$147,114	$25,490
South Africa	227,911	218,244
	$375,025	$243,734

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

(Loss) income attributable to the shareholders of Platinum Group Metals Ltd.

	May 31, 2013	May 31, 2012
Canada	$(12,951)	$(8,449)
South Africa	1,985	1,421
	$(10,966)	$(7,028)